UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Zweig Total Return Fund Inc. (ZTR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989837208

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 989837208

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,079,564

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,079,564

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,079,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

5.97%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,079,564 shares of the Zweig Total Return Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 5.97% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Zweig Total Return Fund fits the investment guidelines for various Accounts. Shares have been acquired since December 16, 2011.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 2,079,564 shares or 5.97% of the outstanding shares. George W. Karpus presently owns 147,835 shares. JoAnn Van Degriff presently owns 11,025 shares. Dana R. Consler presently owns 725 shares. Kathy F. Crane presently owns 30 shares. Karpus Management Defined Benefit Plan presently owns 1,925 shares. None of the other principals of KIM presently own shares of the Zweig Total Return Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share

 9/10/2013  (2,250) $13.00
 9/11/2013  11,917  $12.92
 9/12/2013  9,800  $12.87
 9/13/2013  5,000  $12.85
 9/16/2013  659  $13.03
 9/17/2013  1,900  $13.10
 9/18/2013  2,100  $13.05
 9/19/2013  2,925  $13.19
 9/19/2013  (854) $13.16
 9/20/2013  14,018  $13.18
 9/20/2013  (56)  $13.17
 9/23/2013  3,000  $13.10
 9/24/2013  1,000  $13.13
 9/26/2013  125  $13.17
 9/30/2013  400  $13.09
 10/3/2013  13,000  $13.10
 10/3/2013  (1,075) $13.10
 10/4/2013  (5,025) $13.09
 10/7/2013  (100) $13.05
 10/8/2013  5,000  $13.00
 10/14/2013  5,650  $13.12
 10/14/2013  (700) $13.02
 10/15/2013  7,100  $13.13
 10/16/2013  22,400  $13.19
 10/17/2013  11,404  $13.20
 10/21/2013  7,001  $13.30
 10/22/2013  3,000  $13.37
 10/23/2013  14,820  $13.38
 10/23/2013  (189) $13.35
 10/25/2013  3,880  $13.42
 10/25/2013  (475) $13.42
 10/28/2013  2,923  $13.44
 10/29/2013  14,700  $13.49
 10/30/2013  15,125  $13.48
 10/31/2013  32,858  $13.41
 10/31/2013  (900) $13.42
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Zweig Total Return Fund securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Zweig Total Return Fund for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on June 3, 2013. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   November 9, 2013

EXHIBIT 1
Letter to the Fund
Transmitted June 3, 2013

George R. Aylward,              June 3, 2013
Chairman of the Board/CEO/President
101 Munson St.
Greenfield, MA 01301-9683

Re: Zweig Total Return Fund Inc. ("ZTR")

Dear Mr. Aylward:
Karpus Management, Inc., d/b/a Karpus Investment Management is the beneficial owner of 1,679,847 shares or 4.82% of the outstanding common shares (the "shares") of the Zweig Total Return Fund Inc (the "Fund").

As a long term shareholder, Karpus is concerned about the significant discount at which the Fund shares currently trade. On June 2, 2010, shareholders approved the "Board recommended" proposal to remove the original charter provision which required the Board of Directors of the Fund (the "Board") to submit to shareholders a proposal to convert the Fund to an open-end investment company if the Fund's shares traded at an average discount from net asset value of 10% or more during the preceding fiscal quarter (the "Lifeboat Provision"). The shareholders followed the recommendation of the Fund's Board. However, since the elimination of this valuable Lifeboat Provision, the Fund shares have traded at an average discount of over 10%. Clearly the Fund shareholders have not been well served by the elimination of the Lifeboat Provision. Fund shareholders have also suffered through a dilutive rights offering in January 2011 and a 30% cut in the distribution policy in March 2012.

The Board is apparently concerned about the discount at which the Fund shares trade, and the net asset value of the fund has modestly increased due to the expanded stock repurchase program. However, the current discount at which the fund is trading is actually larger than when the share repurchase program was announced. Karpus believes that greater measures must be taken if the Board is serious about significantly reducing the discount. In fact, it appears that the Board had a plan in mind when the original charter was amended in 2010 to state:

"In the event that, for any fiscal quarter ending on or after J une 30, 2010, the shares of the Corporation trade at an average discount from their net asset value of 10% or more the Board of Directors at its next regularly scheduled meeting shall consider potential measures to seek to reduce the discount, which may include open-market purchases of, or tender offers for, shares of the Corporation, or other programs intended to reduce the discount." (Emphasis added).

In the opinion of Karpus, a tender offer for a significant percentage of the outstanding shares at or near net asset value would afford shareholders the opportunity to realize the intrinsic value of their shares, while reducing the oversupply of shares in the market.

We appreciate the Board's consideration of this matter.
Sincerely,

/s/

Daniel Lippincott
Director of Investment Personnel/ Sr. Tax-Sensitive Manager
Karpus Investment Management